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PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-68360

HARRAH'S OPERATING COMPANY, INC.
OFFER TO EXCHANGE
$500,000,000 principal amount of our
7.125% Senior Notes due 2007,
which have been registered under the Securities Act,
for any and all of our outstanding unregistered 7.125% Senior Notes due 2007

Material Terms of the Exchange Offer

•  The exchange offer expires at 5:00 p.m., New York City time, on October 9, 2001, unless extended.

•  We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of a new series of notes which are registered under the Securities Act.

•  You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

•  The exchange notes will not be listed on any securities exchange. A public market for the exchange notes may not develop, which could make selling the exchange notes difficult. If a market for the exchange notes develops, the exchange notes could trade at prices that are higher or lower than the initial prices of the unregistered notes.

•  The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•  We will not receive any proceeds from the exchange offer.

•  The terms of the new series of notes are substantially identical to the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

•  You may tender outstanding notes only in denominations of $1,000 and multiples of $1,000.

•  Our affiliates may not participate in the exchange offer.

•  The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

    Please refer to "Risk Factors" beginning on page 13 of this document for a description of the risks you should consider before participating in the exchange offer.

    None of the Securities and Exchange Commission, any state securities commission, any state gaming commission or any other gaming authority has approved of the notes or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 31, 2001.

    We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

    Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, they will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	3
MARKET DATA	3
SUMMARY	4
RISK FACTORS	13
USE OF PROCEEDS	15
RECENT DEVELOPMENTS	15
CAPITALIZATION	15
SELECTED FINANCIAL DATA	16
REGULATION AND LICENSING	18
THE EXCHANGE OFFER	20
DESCRIPTION OF NOTES	31
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	43
PLAN OF DISTRIBUTION	48
LEGAL MATTERS	48
EXPERTS	49
WHERE YOU CAN FIND MORE INFORMATION	50
DOCUMENTS INCORPORATED BY REFERENCE	51

FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements. These forward-looking statements generally can be identified by phrases such as "believe," "expect," "anticipate," "foresee," "estimate," "intend," "plan," "seek," or other words or phrases of similar import. These include statements relating to the following activities, among others:

  •
  operations and expansions of existing properties, including future performance, anticipated scope and opening dates of expansions;

  •
  planned development of casinos and hotels that would be owned or managed by us and the pursuit of strategic acquisitions;

  •
  planned capital expenditures for 2001 and beyond;

  •
  the impact of the WINet and Total Rewards Programs; and

  •
  any future impact of the Rincon tribal land development or the acquisition of Harveys Casino Resorts.

    Similarly, statements that describe, generally or specifically, our business strategy, outlook objectives, plans, intentions or goals are also forward-looking statements. All of these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of us. These include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the SEC:

  •
  construction factors, including disruptions and delays, zoning issues, environmental restrictions, soil conditions, weather and other hazards, site access matters and building permit issues;

  •
  access to available and feasible financing;

  •
  regulatory, licensing and other government approvals, third party consents and approvals, and relations with partners, owners and other third parties;

  •
  the inability to integrate the operations of acquired companies; conditions of credit markets and other business and economic conditions, including international and national economic problems;

  •
  litigation, judicial actions and political uncertainties, including gaming legislative action, referenda, and taxation;

  •
  abnormal gaming holds;

  •
  ineffective marketing; and

  •
  the effects of competition, including locations of competitors and operating and marketing competition.

    Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made, and are qualified in their entirety by this and other cautionary statements in this prospectus and in our filings with the SEC. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA

    Market data used throughout this prospectus including information relating to our relative position in the casino and gaming industry is based on our good faith estimates, which estimates we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

SUMMARY

    In this prospectus, the words "Company," "Harrah's," "we," "our," "ours," and "us" refer to Harrah's Entertainment, Inc., a Delaware corporation ("Harrah's Entertainment"), and its wholly-owned subsidiary, Harrah's Operating Company, Inc., a Delaware corporation ("Harrah's Operating"), unless otherwise stated or the context otherwise requires. The following summary contains basic information about this offering. It may not contain all the information that is important to you. The "Description of Notes" section of this prospectus contains more detailed information regarding the terms and conditions of the notes.

THE COMPANY

    We operate in more markets than any other casino company and offer a Harrah's casino experience within a three-hour drive of one-third of the U.S. population. On July 31, 2001, we consummated our acquisition of Harveys Casino Resorts. The addition of the Harveys properties expanded our geographic distribution to 25 casinos in 12 states, increased our nationwide casino square footage by almost 15% and added 1,109 hotel rooms, 149 table games, excluding poker tables, and 5,768 slot machines to serve our customers. Our casino entertainment facilities, operating under the Harrah's, Rio, Showboat, Harveys and Players brand names, include eleven land-based casinos, ten riverboat or dockside casinos, and three casinos on Indian reservations. We also own a non-controlling interest in and manage the only land-based casino in New Orleans, Louisiana. In addition, during the first quarter of 2000, we signed a definitive agreement with the Rincon San Luiseno Band of Mission Indians to build and manage a $125 million casino and hotel on Rincon tribal land. The tribe began operations of a temporary casino on January 11, 2001. We do not manage the tribe's temporary casino.

Harrah's

    The following table sets forth our gaming operations as of December 31, 2000, including number of hotel rooms, slots and gaming tables, and casino square footage.

Market/Property	Type of Casino	Casino Square Footage	Hotel Rooms		Slots	Gaming Tables
Atlantic City, New Jersey
Harrah's Atlantic City	Land-based	94,600	1,174	(1)	3,246	82
Atlantic City Showboat	Land-based	95,500	800		3,345	68
Las Vegas, Nevada
Harrah's Las Vegas	Land-based	87,700	2,600		1,755	68
Rio Suite Hotel & Casino	Land-based	109,500	2,548		2,294	106
Lake Tahoe, Nevada
Harrah's Lake Tahoe	Land-based	65,500	527		1,664	80
Bill's Lake Tahoe	Land-based	18,000	—		573	19
Reno, Nevada
Harrah's Reno	Land-based	57,000	958		1,495	63
Laughlin, Nevada
Harrah's Laughlin	Land-based	47,000	1,580		1,212	39
New Orleans, Louisiana
Harrah's New Orleans(2)	Land-based	100,000	—		2,700	130
Lake Charles, Louisiana
Harrah's Lake Charles	Riverboat(3)	28,300	264		1,618	65
Chicago, Illinois area
Harrah's Joliet (Illinois)(4)	Dockside	39,160	204		1,127	33
Harrah's East Chicago (Indiana)	Riverboat	49,210	—	(5)	1,895	71

Metropolis, Illinois
Players Island Casino Metropolis(6)	Dockside	22,500	—		1,057	9
Tunica, Mississippi
Harrah's Tunica	Dockside	50,000	200		1,409	23
Vicksburg, Mississippi
Harrah's Vicksburg	Dockside	21,000	117		748	15
Shreveport, Louisiana
Harrah's Shreveport	Dockside	22,550	—	(7)	1,174	32
North Kansas City, Missouri
Harrah's North Kansas City(8)	Dockside	62,100	198		2,215	61
St. Louis, Missouri
Harrah's St. Louis Riverport	Dockside	120,000	291		3,215	77
Phoenix, Arizona	Indian
Harrah's Phoenix Ak-Chin Casino	Reservation	38,000	—	(9)	475	10
Cherokee, North Carolina
Harrah's Cherokee Smoky Mountains Casino	Indian Reservation	60,000	—	(10)	2,696	—
Topeka, Kansas	Indian
Harrah's Prairie Band Casino — Topeka	Reservation	32,958	100		968	31

(1)
We are currently in the process of constructing a 450-room expansion at Harrah's Atlantic City, and we have announced plans to further expand this casino and hotel complex to create an additional 28,000 square feet of casino floor space and expand a buffet area. Both projects are expected to be completed in the second quarter of 2002.

(2)
Harrah's New Orleans is owned by JCC Holding Company, which is approximately 49% owned by us. We also manage the casino.

(3)
As a result of legislation passed in the State of Louisiana, Harrah's Lake Charles began operating as a dockside facility on April 1, 2001.

(4)
We plan to convert Harrah's Joliet from a docked riverboat operation to dockside barge configuration, which is expected to be completed in the fourth quarter of 2001.

(5)
We currently are in the process of constructing a 292-room hotel at Harrah's East Chicago, which is expected to be completed in the fourth quarter of 2001.

(6)
Players Island Casino Metropolis is expected to be converted to a Harrah's brand property in the third quarter of 2001.

(7)
We opened a 514-room hotel and upgraded shoreside amenities at Harrah's Shreveport in the first quarter of 2001.

(8)
Construction to enlarge the dockside barge facility at Harrah's North Kansas City was completed in late June of 2001. We have consolidated the casino operations into this facility and will redeploy the riverboat casino to Metropolis later this year.

(9)
A 146-room hotel opened at Harrah's Phoenix Ak-Chin in the first quarter of 2001.

(10)
Construction of a 252-room hotel is currently underway and is expected to be completed in the first quarter of 2002.

Harveys

    The following table sets forth gaming information for Harveys Casino Reports as of its November 30, 2000, fiscal year-end, including number of hotel rooms, slots and gaming tables, including poker tables, and casino square footage.

Market/Property	Type of Casino	Casino Square Footage	Hotel Rooms	Slots	Gaming Tables
Lake Tahoe, Nevada
Harveys Resort & Casino	Land-based	82,000	740	2,008	109
Central City, Colorado
Harveys Wagon Wheel Hotel/Casino	Land-based	40,000	118	1,040	14
Council Bluffs, Iowa
Harveys Casino Hotel	Riverboat	28,250	251	1,220	50
Bluffs Run Casino	Land-based	29,600	—	1,500	—

Brand Strategy

    We seek to differentiate ourselves by building the industry's only national brand. To accomplish this objective, we have invested significant time and resources learning who the best customers in our industry are and what they want from a gaming experience. We are building our brand with a focus on the broad middle market gaming segment, but because of our strategy, we are uniquely positioned to appeal to those customers that play in more than one market. We believe that these customers represent 12% of the industry's customers, but generate 55% of the industry's revenue. Our strategy is comprised of four integrated components which we believe combine to create a sustainable competitive advantage for Harrah's. These four elements are national geographic distribution, quality facilities, proprietary technology and superior customer service.

National Geographic Distribution

      Geographic distribution serves as the foundation of our strategy. As of the date of this prospectus, we operate 25 casinos in 19 markets in the United States, more than any other casino operator. As a result, we not only have diversified sources of revenue and earnings, but this geographic distribution allows us to develop relationships with a large number of customers in many markets. Because many of our markets have a limited number of gaming licenses, most of which have already been allocated, we believe it will be difficult for a competitor to duplicate our nationwide scope. In addition, through strategic growth opportunities, we expect to continue to expand our distribution and build even greater access to our target customers.

Quality Facilities

      We have completed a large investment program in our facilities to ensure consistent quality among our properties as a necessary component in building a national brand. Our ongoing maintenance capital expenditure program ensures that our properties maintain a high level of quality and meet the expectations of our target customer. In 2001 and 2002, our capital program includes: an expansion of the casino floor and a 450-room expansion at Harrah's Atlantic City; construction of a 292-room hotel at Harrah's East Chicago; completion of a 514-room hotel and shoreside expansion at Harrah's Shreveport; consolidation of the casino space at Harrah's North Kansas City onto an expanded dockside barge facility; converting Harrah's Joliet from a docked riverboat operation to a dockside barge configuration to take full advantage of dockside gaming in this market; refurbishment of the hotel and replacement of a riverboat with a refurbished riverboat at Harrah's Lake Charles; and converting Players Metropolis to a Harrah's branded property, including replacing the existing riverboat with a refurbished riverboat.

Proprietary Technology

      We have invested in proprietary technology and tools that help us better market to and understand our customers. Our proprietary technology not only enables us to market effectively and efficiently but also gives us the ability to operate centralized back office systems to achieve economies of scale and synergies. Our patented tiered player card program, Total Rewards, is the only program in the casino industry that rewards and recognizes casino customers on a nationwide basis. Total Rewards allows customers to earn credits based on play. The number of credits establishes the Total Rewards tier—Gold, Platinum, or Diamond—for which that player qualifies. Each tier provides a different level of benefits so that the more credits a player earns by playing within Harrah's family of brands, the more benefits the player gains. Total Rewards is available in all Harrah's branded properties as well as Rio and Showboat. Credits can also be redeemed for cash, merchandise, food, lodging or show tickets at any Harrah's Entertainment casino across the country. There are currently over 20 million records in our customer database. Total Rewards was launched in September 1997. Total Rewards integrates all of our Harrah's casinos and, as such, serves as a platform on which we are able to build national brand loyalty.

Superior Customer Service

      We are committed to ensuring that our employees deliver a recognizable, differentiated customer experience based on level of play. Our goal is to increase the number of target customers who visit our casinos and to capture a greater share of their gaming budget. The key to this strategy is having highly capable, motivated employees that engender customer loyalty in local markets, and then capturing the revenues generated by these customers when they travel to other markets.

    We believe that our strategy continues to evolve and build loyalty with our target customer through the use and development of our unique capabilities in addition to the four integrated components described above. We have developed unique capabilities such as Total Rewards, sophisticated direct marketing and telemarketing tools and programs, enhanced revenue management systems, Internet capabilities and data mining and data modeling capabilities. These capabilities, together with our information rich and extensive customer database, allow us to build loyalty that translates into same store sales growth.

    Our principal executive offices are located at One Harrah's Court, Las Vegas, Nevada 89119. Our telephone number is (702) 407-6000.

THE EXCHANGE OFFER

The Exchange Offer	We are offering to exchange our exchange notes for our outstanding private notes properly tendered and accepted. You may tender outstanding notes only in denominations of $1,000 and multiples of $1,000. We will issue the exchange notes on or promptly after the date that the exchange offer expires. As of the date of this prospectus, $500,000,000 in aggregate principal amount of private notes are outstanding.
Expiration Date
The exchange offer will expire at 5:00 p.m., New York City time, on October 9, 2001, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.
Conditions to the Exchange Offer
The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.
Procedures for Tendering Private Notes
If you wish to tender your private notes for exchange notes pursuant to the exchange offer you must transmit to the U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), as exchange agent, on or before the expiration date, either:
•
a computer generated message transmitted through The Depository Trust Company's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or
•
a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, together with your private notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under "The Exchange Offer—Procedures for Tendering."
Special Procedures for Beneficial Owners
If you are a beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your private notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either (1) make appropriate arrangements to register ownership of the private notes in your name or (2) obtain a properly completed bond power from the registered holder, before completing and executing the letter of transmittal and delivering your private notes.
Guaranteed Delivery Procedures
If you wish to tender your private notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your private notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer—Guaranteed Delivery Procedures."
Acceptance of Private Notes and Delivery of Exchange Notes
Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.
Withdrawal Rights
You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading "The Exchange Offer—Withdrawal of Tenders."

Liquidated Damages
We issued the private notes on June 14, 2001, to the initial purchasers pursuant to a purchase agreement. At the same time, we entered into a registration rights agreement with the initial purchasers requiring us to make the exchange offer. The registration rights agreement also required us to:
• cause the registration statement filed with respect to the exchange offer to be declared effective by December 11, 2001; and
• consummate the exchange offer by January 10, 2002.
Exchange Agent	U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), the trustee under the indenture governing the private notes, is serving as the exchange agent.
Consequences of Failure to Exchange Notes
If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the private notes under the Securities Act.
Registration Rights Agreement
You are entitled to exchange your private notes for exchange notes with substantially identical terms. The exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your private notes. Under the circumstances described in the registration rights agreement, you may require us to file a shelf registration statement under the Securities Act.

We explain the exchange offer in greater detail beginning on page 20.

THE EXCHANGE NOTES

    The form and terms of the exchange notes are the same as the form and terms of the private notes, except that the exchange notes will be registered under the Securities Act and, therefore, the exchange notes will not be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the private notes. The exchange notes will evidence the same debt as the private notes and both the private notes and the exchange notes, collectively, the "notes," are governed by the same indenture.

Total Amount of Notes Offered	$500,000,000 principal amount of 7.125% Senior Notes due 2007.
Maturity	June 1, 2007.
Interest	7.125% per year.
Interest Payment Dates	June 1 and December 1, beginning on December 1, 2001. Interest will accrue from the issue date of the notes.
Optional Redemption
We may redeem some or all of the exchange notes at any time at the redemption price described in the "Description of Notes" section under the heading "Optional Redemption," plus accrued interest to the date of redemption.
Guarantee
Harrah's Entertainment unconditionally guarantees the notes. However, because Harrah's Entertainment's sole material asset is its equity interest in Harrah's Operating, Harrah's Entertainment is dependent on the receipt of dividends or other payments from Harrah's Operating to make payments on the guarantee of the notes.
Ranking
The notes are unsecured senior obligations of Harrah's Operating. At June 30, 2001, after giving effect to the issuance of the notes, the notes would have ranked equal in right of payment with $1,804.9 million of other senior indebtedness of Harrah's Operating, including $645.0 million under our credit facility. However, $100.5 million of such indebtedness represents obligations of our subsidiaries, all of which would effectively rank senior to the notes.
Covenants	The indenture governing the notes contains covenants that limit our ability and our subsidiaries' ability to:
• enter into certain sale and lease-back transactions;
• incur liens on our assets to secure debt;
• merge or consolidate with another company; and
• transfer or sell substantially all of our assets.

For more details, see the "Additional Covenants of Harrah's Operating" section under the headings "Description of Notes" and "Merger, Consolidation or Sale of Assets" in this prospectus.
Form of Exchange Notes
The exchange notes will be represented by one or more permanent global certificates, in fully registered form, deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, as depositary. You will not receive exchange notes in certificated form unless one of the events described under the heading "Book-Entry; Delivery; Form and Transfer—Transfers of Interests in Global Notes for Certificated Notes" occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these notes will be effected only through, records maintained in book-entry form by The Depository Trust Company and its participants.
Use of Proceeds	We will not receive any cash proceeds in the exchange offer.

We explain the exchange notes in greater detail beginning on page 31.

RISK FACTORS

    You should read carefully this entire prospectus before investing in the notes. Among the factors that may adversely affect an investment in the notes are the following:

Our substantial indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the notes.

    We currently have a significant amount of indebtedness. At June 30, 2001, our total consolidated indebtedness was approximately $3,052.9 million. See "Capitalization." On July 31, 2001, we incurred an additional $631.4 million in indebtedness to fund the acquisition of Harveys Casino Resorts.

    The notes will not restrict our ability to borrow substantial additional unsecured indebtedness in the future. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

    Our indebtedness could have important consequences for the holders of the notes, including:

  •
  limiting our ability to satisfy our obligations with respect to the notes;
  •
  increasing our vulnerability to general adverse economic and industry conditions;
  •
  limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;
  •
  requiring a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness and reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;
  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and
  •
  disadvantaging us compared to competitors with less indebtedness.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

    Our ability to make payments on our indebtedness, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Harrah's Entertainment is a holding company and Harrah's Operating conducts substantially all of its operations through its subsidiaries. As a result, our ability to meet our debt service obligations substantially depends upon our subsidiaries' cash flow and payments of funds to us by our subsidiaries. This ability, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    Based on our current level of operations and recent acquisitions, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our liquidity needs for the next few years.

    We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including these notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Although these notes are referred to as "senior notes," they will be effectively subordinated to our secured indebtedness and the indebtedness of our subsidiaries.

    The notes are unsecured and therefore will be effectively subordinated to any secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral will be available to satisfy the obligations under any secured indebtedness before any payments are made on the notes. In addition, our subsidiaries will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us, except to the extent we may also have a claim as a creditor. At June 30, 2001, these notes were effectively junior to approximately $100.5 million of indebtedness of subsidiaries of Harrah's Operating. The notes are also effectively junior to the $631.4 million of additional indebtedness we incurred on July 31, 2001, to fund our acquisition of Harveys Casino Resorts.

We may incur additional losses related to the New Orleans land-based casino.

    On January 4, 2001, JCC Holding Company, the owner and operator of the New Orleans, Louisiana, land-based casino managed by one of our subsidiaries pursuant to a contract, filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. On January 12, 2001, JCC Holding filed a plan of reorganization which was supported by us, the bank lenders and bondholders of JCC Holding. The plan of reorganization was consummated on March 29, 2001.

    We could face additional losses relating to the New Orleans casino. In connection with the consummation of the plan, we guaranteed payments to the State of Louisiana of up to $230 million. We also received $51 million in term debt of the reorganized company and we are providing $35 million in revolving debt to the reorganized company. If the casino does not perform well and experiences financial difficulty, we would be responsible for state payments to the extent that JCC Holding is unable to pay such amounts. We could also incur losses resulting from the loans we provided to and our equity ownership in JCC Holding. In addition, we face exposure to accounting losses if the casino does not perform well. It is also possible that other stakeholders in the casino could pursue litigation against us.

We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them.

    We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with gaming laws to which we are subject, as more fully described in the sections entitled "Regulation and Licensing" and "Description of the Exchange Notes—Mandatory Disposition Pursuant to Gaming Laws."

An active trading market may not develop for the notes.

    There is no existing trading market for the notes. Although the initial purchasers of the private notes have informed us that they currently intend to make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice.

    We do not intend to apply for listing of the exchange notes, on any securities exchange or for quotation on the Nasdaq National Market.

    The liquidity of any market for the notes will depend on a number of factors, including:

  •
  the number of holders of the notes;
  •
  our performance;
  •
  the market for similar securities;
  •
  the interest of securities dealers in making a market in the notes; and
  •
  prevailing interest rates.

    We cannot assure you that an active market for the notes will develop or, if developed, that it will continue.

USE OF PROCEEDS

    The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

RECENT DEVELOPMENTS

    On August 9, 2001, we notified the trustee and registered holders of $150 million aggregate principal amount of 10 5/8% Senior Subordinated Notes due 2006 that we intend to redeem these notes on September 11, 2001. We assumed the liability for these notes when we acquired Harveys Casino Resorts on July 31, 2001, and will fund the redemption using funds drawn under our existing revolving credit facilities.

CAPITALIZATION

    You should read this table in conjunction with our selected financial data presented elsewhere in this prospectus along with the consolidated financial statements and related notes of Harrah's Entertainment, Rio, Showboat and Players, all of which can be found in publicly available documents, including those incorporated by reference herein.

June 30, 2001 (Unaudited)
(in millions)
Short-Term Debt, Including Current Portion of Long-Term Debt:
Short-term debt	$47.0
Current portion of long-term debt	3.9

Total	$50.9

Long-Term Debt:
Revolving Credit Facilities	$645.0
Commercial Paper Program	19.0
Atlantic City Mortgage Debt	96.7
13% Senior Subordinated Notes due 2009	2.4
7 1/2% Senior Notes due 2009	498.4
8% Senior Notes due 2011, net of discount	494.7
7 7/8% Senior Subordinated Notes due 2005	750.0
Unsecured Notes Payable	1.1
Capitalized Lease Obligations	0.7
7.125% Senior Notes due 2007, net of discount	497.9
Less current portion of long-term debt	(3.9)

Total long-term debt, net of current portion	3,002.0
Stockholders' Equity:
Total stockholders' equity	1,430.7

Total capitalization	$4,432.7

SELECTED FINANCIAL DATA

    The selected consolidated financial data below is derived from our audited consolidated financial statements, except for the financial data for the six months ended June 30 which is derived from our unaudited consolidated financial statements. We have reclassified certain amounts for prior years to conform with our presentation for 2001. You should read the financial data presented below in conjunction with the consolidated financial statements, accompanying notes and management's discussion and analysis of results of operations and financial condition of Harrah's Entertainment, Rio, Showboat and Players, all of which can be found in publicly available documents, including those incorporated by reference herein.

	Six Months Ended June 30, (Unaudited)		Year Ended December 31,
	2001	2000(1)	2000(2)	1999(3)	1998(4)	1997(5)	1996(6)
	(in millions, except per share amounts and ratios)
Income Statement Data:
Revenues	$1,813.6	$1,656.4	$3,459.2	$3,012.9	$1,993.1	$1,613.1	$1,584.9
Income from operations	286.3	236.4	282.7	481.0	287.8	213.5	236.9
Income before income taxes and minority interests	153.5	132.6	17.8	359.6	203.3	183.6	172.1
Income (loss) before extraordinary items	92.1	78.0	(11.3)	219.5	121.7	107.5	98.9
Net income (loss)	91.9	77.2	(12.1)	208.5	102.0	99.4	98.9
Net income (loss) per share-diluted	0.78	0.64	(0.10)	1.62	1.00	0.98	0.95
Other Financial and Operating Data:
Property EBITDA(7)	470.1	423.8	886.5	792.9	512.6	402.9	440.2
Cash flows from operating activities	313.1	256.1	547.6	490.1	297.9	255.1	285.7
Interest expense	127.4	108.6	227.1	193.4	117.3	79.1	70.0
Ratio of earnings to fixed charges(8)	2.0x	2.3x	2.2x	2.7x	2.4x	2.8x	2.8x

	At June 30, 2001	At December 31,
	(Unaudited)	2000	1999	1998	1997	1996
	(in millions)
Balance Sheet Data:
Total assets	$5,207.5	$5,166.1	$4,766.8	$3,286.3	$2,005.5	$1,974.1
Short-term debt, including current portion of long-term debt	50.9	345.9	2.9	2.3	1.8	1.8
Long-term debt	3,002.0	2,835.8	2,540.3	1,999.4	924.4	889.5
Stockholders' equity	1,430.7	1,269.7	1,486.3	851.4	735.5	719.7

(1)
Our results for the first six months of 2000 include the financial results of Players International, Inc., only from March 22, 2000, the date of its acquisition.

(2)
Our 2000 results include $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company, LLC, $6.1 million in pretax charges for other write-downs, reserves and recoveries and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. Our results for 2000 also include the financial results of Players International, Inc., from March 22, 2000, the date of its acquisition.

(3)
Our 1999 results include $2.2 million in pretax charges for write-downs, reserves and recoveries and $59.8 million of gains from sales of our equity interests in nonconsolidated affiliates. Our results for 1999 also include the financial results of Rio Hotel & Casino, Inc., from January 1, 1999, the date of its acquisition.

(4)
Our 1998 results include $7.5 million in pretax charges for write-downs and reserves and a $13.2 million gain on the sale of our equity interest in a nonconsolidated restaurant subsidiary. Our results for 1998 also include the financial results of Showboat, Inc., from June 1, 1998, the date of its acquisition.

(5)
Our 1997 results include $13.8 million in pretax charges for write-downs and reserves and a $37.4 million gain on the sale of our equity interest in a New Zealand subsidiary.

(6)
Our 1996 results include $52.2 million in pretax charges for write-downs and reserves, primarily related to write-downs of impaired long-lived assets and reserves for contingent liability exposure.

(7)
EBITDA consists of earnings before interest, taxes, depreciation and amortization. Property EBITDA consists of operating profit before depreciation and amortization, write-downs, reserves and recoveries and project opening costs. See Exhibit 12 to our 2000 Form 10-K for the computations of Property EBITDA. Property EBITDA is a supplemental financial measure used by management, as well as industry analysts, to evaluate our operations. However, Property EBITDA should not be construed as an alternative to Income from operations (as an indicator of our operating performance) or to Cash Flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in our Consolidated Financial Statements. All companies do not calculate EBITDA in the same manner. As a result, Property EBITDA as presented by our Company may not be comparable to similarly titled measures presented by other companies.

(8)
Ratio computed based on Income before extraordinary items.

REGULATION AND LICENSING

    The ownership and operation of casino gaming facilities are subject to extensive governmental regulation. Each of the jurisdictions in which we operate gaming facilities requires us to hold various licenses, findings of suitability, registrations, permits, and approvals (collectively, "Gaming Licenses"). Under the gaming laws of Nevada, New Jersey, Mississippi, Missouri, Louisiana, Illinois, Indiana, Iowa, Colorado, Arizona, California, Kansas and North Carolina, and our corporate charter, holders of our securities may be required, under certain circumstances, to dispose of the securities. If the holder refuses to do so, we may be required to repurchase the security. In addition, the management contracts and the operation of gaming and casinos on Indian land in the United States are subject to the Indian Gaming Regulatory Act, which is administered by the National Indian Gaming Commission.

    Consequently, each holder of notes, by accepting any notes, will be deemed to have agreed to be bound by the requirements imposed by the gaming authority in any jurisdiction we, or any of our subsidiaries, conduct or propose to conduct gaming activities. See "Description of Notes—Mandatory Disposition Pursuant to Gaming Laws." In addition, under the indenture governing the notes, each holder and beneficial owner of notes, by accepting or otherwise acquiring an interest in any notes, will be deemed to have agreed to apply for a license, qualification, or finding of suitability as required by the gaming authorities in any jurisdiction in which we, or any of our subsidiaries, conduct or propose to conduct gaming activities. If a holder of notes fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

  •
  to require the holder to dispose of its notes or beneficial interest therein within 30 days of receiving notice of our election or such earlier date as may be requested or prescribed by a gaming authority; or

  •
  to redeem the notes at a redemption price equal to the lesser of (1) the holder's cost or (2) 100% of the principal amount thereof, plus accrued and unpaid interest to the earlier of the redemption date and the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the gaming authority.

    We will not be responsible for any costs or expenses incurred by any such holder or beneficial owner in connection with its application for a license, qualification or finding of suitability. Harrah's Operating's charter also expressly provides that debt securities issued by Harrah's Operating may be redeemed if a holder of such securities is found unsuitable by any governmental agency.

    The Nevada Gaming Commission, the New Jersey Casino Control Commission, the Mississippi Gaming Commission, the Missouri Gaming Commission, the Louisiana Gaming Control Board, the Illinois Gaming Board, the Indiana Gaming Commission, the Iowa Racing and Gaming Commission and the Colorado Limited Gaming Control Commission may also, among other things, limit, condition, suspend or revoke a Gaming License or approval to own the stock or joint venture interests of any of our operations in such licensing authority's jurisdiction, for any cause deemed reasonable by such licensing authority. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against us, such subsidiaries and joint ventures and the persons involved. The suspension or revocation of any of our Gaming Licenses or the levy on us of substantial fines or forfeiture of assets could have a material adverse effect on our business.

    Under Nevada and Mississippi law, we may not make a public offering of our securities without the prior approval of the applicable gaming commission if we intend to use the offering proceeds to construct, acquire or finance a gaming facility, or retire or extend existing obligations incurred for such purposes. On November 20, 2000, the Nevada Gaming Commission granted Harrah's Entertainment and Harrah's Operating prior approval to make offerings for a period of two years, subject to certain conditions. The Chairman of the Nevada State Gaming Control Board may rescind its approval for good cause without prior notice upon the issuance of an interlocutory stop order. These prior approvals do not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of this prospectus, or the investment merits of the notes. Any representation to the contrary is unlawful. The Company received a similar two-year approval from the Mississippi Gaming Commission on August 16, 2001. Additionally, Indiana requires approval of any debt transaction involving more than $1,000,000. The Executive Director of the Indiana Gaming Commission issued a waiver to us to sell the private notes without Commission approval, and on August 23, 2001, the Commission approved the issuance of these registered notes. Under Indiana law, a riverboat owner licensee or any other person may not lease, hypothecate, borrow money against or loan money against an owner's riverboat gaming license.

    To date, we have obtained all Gaming Licenses necessary for the operation of our gaming activities. Gaming Licenses and related approvals, however, are deemed to be privileges under the laws of the jurisdictions in which we conduct gaming activities, and no assurances can be given that any new Gaming Licenses that may be required in the future will be granted or that existing Gaming Licenses will not be revoked or suspended.

    The foregoing is only a summary of the applicable regulatory requirements. For a more detailed description of the applicable regulatory requirements, including requirements under gaming laws and our corporate charter, see "Governmental Regulation" in Harrah's Entertainment's Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference herein.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

    We sold the private notes on June 14, 2001, to Salomon Smith Barney Inc., Commerzbank Capital Markets Corp., Banc of America Securities LLC, Fleet Securities, Inc., Wells Fargo Brokerage Services, LLC, Credit Suisse First Boston Corporation, Deutsche Banc Alex. Brown Inc., SG Cowen Securities Corporation, CIBC World Markets Corp., Credit Lyonnais Securities (USA) Inc., Scotia Capital (USA) Inc., Bear, Stearns & Co. Inc., Goldman, Sachs & Co., Jefferies & Co., Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the private notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A and to certain persons outside the United States in reliance on Regulation S of the Securities Act. As a condition to the sale of the private notes, we entered into a registration rights agreement with the initial purchasers on June 14, 2001. Pursuant to the registration rights agreement, we agreed that, unless the exchange offer is not permitted by applicable law or SEC policy, we would:

  (1)
  file a registration statement with the SEC with respect to the exchange notes on or before September 12, 2001;

  (2)
  use our best efforts to cause the registration statement to be declared effective by the SEC on or before December 11, 2001;

  (3)
  use our best efforts to complete the exchange offer by January 10, 2002;

  (4)
  use our best efforts to keep the registration statement effective until the closing of the exchange offer;

  (5)
  use our best efforts to keep the exchange offer open for a period of not less than 20 business days; and

  (6)
  use our best efforts to cause the exchange offer to be completed no later than the 30th business day after notice thereof is mailed to the holders of the notes.

    Upon the effectiveness of this registration statement, we will offer the exchange notes in exchange for the private notes. We filed a copy of the registration rights agreement as an exhibit to the registration statement.

Resale of the Exchange Notes

    We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. For further information on the SEC's position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. We have not sought our own interpretive letter, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by you, without further compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you:

  •
  are acquiring the exchange notes in the ordinary course of its business;

  •
  are not participating in, and do not intend to participate in, a distribution of the exchange notes within the meaning of the Securities Act and have no arrangement or understanding with any person to participate in a distribution of the exchange notes within the meaning of the Securities Act;

  •
  are not a broker-dealer who acquired the private notes directly from us; and

  •
  are not an "affiliate" of ours, with the meaning of Rule 405 of the Securities Act.

    By tendering the private notes in exchange for exchange notes, you will be required to represent to us that each of the above statements applies to you. If you are participating in or intend to participate in, a distribution of the exchange notes, or have any arrangement or understanding with any person to participate in a distribution of the exchange notes to be acquired in this exchange offer, you may be deemed to have received restricted securities and may not rely on the applicable interpretations of the staff of the SEC. If you are so deemed, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

    Each broker-dealer that receives exchange notes for its own account in exchange for private notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for private notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

    Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept any and all private notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding private notes surrendered pursuant to the exchange offer. You may tender private notes only in integral multiples of $1,000.

    The form and terms of the exchange notes are the same as the form and terms of the private notes except that:

  •
  we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer; and

  •
  holders of the exchange notes will not be entitled to any of the rights of holders of private notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

    The exchange notes will evidence the same debt as the private notes and will be issued under the same indenture, so the exchange notes and the private notes will be treated as a single class of debt securities under the indenture.

    As of the date of this prospectus, $500,000,000 in aggregate principal amount of the private notes are outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC. Only a registered holder of the private notes, or such holder's legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the private notes entitled to participate in the exchange offer.

    You do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC.

    We will be deemed to have accepted validly tendered private notes when, as and if we had given oral or written notice of acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the exchange notes from us.

    If you tender private notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of private notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below, in connection with the exchange offer.

Expiration Date; Extensions; Amendments

    The term "expiration date" will mean 5:00 p.m., New York City time on October 9, 2001, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which we extend the exchange offer.

    To extend the exchange offer, we will:

  •
  notify the exchange agent of any extension orally or in writing; and

  •
  publicly announce the extension, including disclosure of the approximate number of private notes deposited to date,

each before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

    We reserve the right, in our reasonable discretion:

  •
  to delay accepting any private notes:

  •
  to extend or amend the terms of the exchange offer; or

  •
  if any conditions listed below under "—Conditions" are not satisfied, to terminate the exchange offer by giving oral or written notice of the delay, extension or termination to the exchange agent.

    We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the exchange agent and a press release or oral or written notice to the holders of the private notes. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

Interest on the Exchange Notes

    The exchange notes will bear interest at the same rate and on the same terms as the private notes. Consequently, the exchange notes will bear interest at a rate equal to 7.125% per annum. Interest will be payable semi-annually in arrears on June 1 and December 1, commencing December 1, 2001.

    Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the private notes or, if no interest was paid on the private notes, from the date of issuance of the private notes, which was June 14, 2001. We will deem the right to receive any interest accrued on the private notes waived by you if we accept your private notes for exchange.

Procedures for Tendering

    You may tender private notes in the exchange offer only if you are a registered holder of private notes. To tender in the exchange offer, you must:

  •
  complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

  •
  have the signatures guaranteed if required by the letter of transmittal; and

  •
  mail or otherwise deliver the letter of transmittal or the facsimile, or an agent's message, to the exchange agent at the address listed below under "—Exchange Agent" for receipt before the expiration date.

    In addition, either:

  •
  the exchange agent must receive certificates for the private notes along with the letter of transmittal before the expiration date;

  •
  the exchange agent must receive a timely confirmation of a book-entry transfer of the private notes, if the procedure is available, into its account at the depositary pursuant to the procedure for book-entry transfer described below before the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

    The term "agent's message" means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from its participant tendering private notes which are the subject of this book-entry confirmation that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the terms of the letter of transmittal against the participant.

    Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

    The method of delivery of private notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. If you choose delivery by mail, we recommend registered mail, return receipt requested, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or private notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the transactions described above for you.

    If you are a beneficial owner of private notes whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your private notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, before completing and executing the letter of transmittal and delivering the private notes, you must either:

  •
  make appropriate arrangements to register ownership of the private notes in your name; or

  •
  obtain a properly completed bond power from the registered holder.

    The transfer of registered ownership may take considerable time. Unless the private notes are tendered:

  (1)
  by a registered holder, or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

  (2)
  for the account of an eligible institution, which means:

  •
  a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

  •
  a commercial bank or trust company having an office or correspondent in the United States; or

  •
  an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, an eligible guarantor institution must guarantee the signatures on a letter of transmittal or a notice of withdrawal described below under "—Withdrawal of Tenders."

    If the letter of transmittal is signed by the registered holder(s) of the private notes tendered, the signature must correspond exactly with the name(s) written on the face of the private notes. If the letter of transmittal is signed by a participant in DTC, the signature must correspond exactly with the name as it appears on the security position listing as the holder of the private notes.

    If the letter of transmittal is signed by a person other than the registered holder of any of the private notes listed, the private notes must be endorsed or accompanied by a properly completed bond power that authorizes that person to tender the private notes on behalf of the registered holder, signed by the registered holder exactly as the registered holder's name appears on the private notes.

    If the letter of transmittal or any private notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and unless waived by us, they must submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

    A tender will be deemed to have been received as of the date when the tendering holder's duly signed letter of transmittal accompanied by the private notes tendered, or a timely confirmation received by a book-entry transfer of private notes into the exchange agent's account at DTC with an agent's message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent. Issuances of exchange notes in exchange for private notes tendered under a notice of guaranteed delivery by an eligible institution will be made only against delivery of the letter of transmittal, and any other required documents, and the tendered private notes, or a timely confirmation received of a book-entry transfer of private notes into the exchange agent's account at DTC with an agent's message, to the exchange agent.

    The exchange agent and the depositary have confirmed that any financial institution that is a participant in DTC's system may utilize the depositary's Automated Tender Offer Program to tender notes.

    We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered private notes, which determination will be final and binding. We reserve the absolute right to reject any and all private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of private notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of private notes, neither we, the exchange agent nor any other person will incur any liability for failure to give you that notification. We will not deem tenders of private notes to have been made until you cure, or we waive, any defects or irregularities.

    While we have no present plan to acquire any private notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under "—Conditions," and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

    By tendering, you will be making several representations to us including that:

  (1)
  the exchange notes to be acquired by you are being acquired by you in the ordinary course of your business;

  (2)
  you are not participating in, and do not intend to participate in, a distribution of the exchange notes;

  (3)
  you have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

  (4)
  you satisfy specific requirements of your state's securities regulations;

  (5)
  if you are a broker-dealer or are participating in the exchange offer for the purposes of distributing the exchange notes, you will comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes acquired by you and cannot rely on the position of the staff of the SEC set forth in no-action letters issued to third parties;

  (6)
  if you are a broker-dealer, you understand that a secondary resale transaction described in clause (5) above and any resales of exchange notes obtained by you in exchange for unregistered notes acquired by you directly from us should be covered by an effective registration statement containing the selling securityholder information required by Item 507 and Item 508, as applicable, of Regulation S-K under the Securities Act; and

  (7)
  you are not our affiliate as defined in Rule 405 under the Securities Act.

    If you are a broker-dealer that will receive exchange notes for your own account in exchange for private notes that were acquired as a result of market-making activities or other trading activities, you will also be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of those exchange notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an underwriter within the meaning of the Securities Act.

Return of Private Notes

    If we do not accept any tendered private notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit private notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged notes without expense to you as promptly as practicable. In the case of private notes tendered by book-entry transfer into the exchange agent's account at the depositary pursuant to the book-entry transfer procedures described below, we will credit the private notes to an account maintained with the DTC as promptly as practicable.

Book-Entry Transfer

    The exchange agent will make a request to establish an account with respect to the private notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of private notes by causing DTC to transfer the private notes into the exchange agent's account at DTC in accordance with the DTC's procedures for transfer. However, although delivery of private notes may be effected through book-entry transfer at DTC, an agent's message or the letter of transmittal or a facsimile of the letter of transmittal, with any required signature guarantees and any other required documents, must be transmitted to the exchange agent at the address below under "—Exchange Agent" on or before the expiration date or pursuant to the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

    If you are a registered holder and wish to tender your private notes and (1) the notes are not immediately available, (2) you cannot deliver the private notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent's message delivered, you may effect a tender if:

  (a)
  the tender is made through an eligible guarantor institution;

  (b)
  before the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, that:

  •
  states your name and address, the certificate number(s) of the private notes and the principal amount of private notes tendered,

  •
  states that the tender is being made by that notice of guaranteed delivery, and

  •
  guarantees that, within three New York Stock Exchange trading days after the expiration date, the eligible guarantor institution will deposit with the exchange agent the letter of transmittal, together with the certificate(s) representing the private notes in proper form for transfer or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the letter of transmittal; and

  (c)
  within five New York Stock Exchange trading days after the expiration date, the exchange agent receives a properly executed letter of transmittal or facsimile of the letter of transmittal, as well as the certificate(s) representing all tendered private notes in proper form for transfer and all other documents required by the letter of transmittal.

    Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

    Except as otherwise provided in this prospectus, you may withdraw tenders of private notes at any time before 5:00 p.m., New York time, on the expiration date.

    To withdraw a tender of private notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address listed in this prospectus before the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person who deposited the private notes to be withdrawn;

  •
  identify the private notes to be withdrawn, including the certificate number(s) and principal amount of the private notes;

  •
  be signed in the same manner as the original signature on the letter of transmittal by which the private notes were tendered, including any required signature guarantees; and

  •
  if applicable because the private notes have been tendered under the book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different than that of the person having tendered the private notes to be withdrawn.

    We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn private notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those private notes, unless you validly retender the withdrawn private notes. You may retender properly withdrawn private notes by following one of the procedures described above under "—Procedures for Tendering" at any time before the expiration date.

Conditions

    Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any private notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the private notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC or any action or proceeding has been instituted or threatened in any court or before any governmental agency with respect to the exchange offer which, in our judgment, might impair our ability to proceed with the exchange offer or materially and adversely affect us.

    If we determine in our reasonable discretion that any of these conditions are not satisfied, we may:

  •
  refuse to accept any private notes and return all tendered private notes to the tendering noteholders;

  •
  extend the exchange offer and retain all private notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the private notes; or

  •
  waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered private notes that have not been withdrawn.

    If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the private notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Termination of Rights

    All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

  •
  to indemnify you and parties related to you against specific liabilities, including liabilities under the Securities Act;

  •
  to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A;

  •
  to provide copies of the latest version of the prospectus to broker-dealers upon their request for a period of up to one year after the expiration date;

  •
  to use our best efforts to keep the registration statement effective and to amend and supplement the prospectus in order to permit the prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for the period of time that persons must comply with the prospectus delivery requirements of the Securities Act in order to resell the exchange notes; and

  •
  to use our best efforts, under specific circumstances, to file a shelf registration statement and keep the registration statement effective to the extent necessary to ensure that it is available for resales of transfer restricted securities by broker-dealers for a period of up to two years.

Shelf Registration

    If:

  •
  changes in law or the applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer; or

  •
  for any other reason the exchange offer is not completed within 210 days following the date of the original issuance of the private notes; or

  •
  any initial purchaser so requests, within 20 days after the consummation of the exchange offer, with respect to any private notes held by it following the completion of the exchange offer (or with respect to exchange notes received in exchange for the private notes); or

  •
  any holder of private notes (other than an initial purchaser) notifies us within 20 days after the consummation of the exchange offer that it is not eligible to participate in the exchange offer; or

  •
  any holder of private notes does not receive freely tradable exchange notes in the exchange offer other than by reason of such holder being our affiliate (it being understood that any prospectus delivery requirements in connection with sales of exchange notes by an initial purchaser shall result in such exchange notes not being "freely tradable," and any prospectus delivery requirements in connection with sales of exchange notes by an exchanging broker-dealer shall not result in such exchange notes not being "freely tradable."), we will, at our cost:

  •
  as promptly as practicable, but not later than 30 days after so required or requested pursuant to the registration rights agreement, cause to be filed with the SEC a shelf registration statement covering resales of the private notes;

  •
  use our best efforts to cause the shelf registration to be declared effective under the Securities Act as soon as practicable; and

  •
  use our best efforts to keep effective the shelf registration statement until the earlier of two years after its effective date or until all notes eligible to be sold thereunder have been sold.

    We will provide to each relevant holder copies of the prospectus which is part of the shelf registration statement, notify each holder when the shelf registration statement has been filed and when it has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to the shelf registration statement generally:

  •
  will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers;

  •
  will be subject to certain of the civil liability provisions under the Securities Act in connection with the sales; and

  •
  will be bound by the provisions of the registration rights agreement which are applicable to the holder, including specified indemnification obligations.

In addition, a holder of private notes will be required to deliver information to be used in connection with the shelf registration statement in order to have the holder's private notes included in the shelf registration statement and to benefit from the provisions regarding liquidated damages described below.

Liquidated Damages

    If:

  •
  on or prior to the 90th day following the date of original issuance of the notes, neither the exchange offer registration statement nor the shelf registration statement has been filed with the SEC;

  •
  on or prior to the 180th day following the date of the original issuance of the notes, neither the exchange offer registration statement nor the shelf registration statement has been declared effective;

  •
  on or prior to the 210th day following the date of the original issuance of the notes, neither the exchange offer has been completed nor the shelf registration statement has been declared effective; or

  •
  after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement ceases to be effective or usable (subject to specified exceptions) in connection with resales of notes in accordance with and during the periods specified in the registration rights agreement, the interest rate borne by the private notes will increase by 0.25% per year upon the occurrence of any of the events described above, each of which will constitute a registration default. The interest rate will increase by 0.25% per annum at the end of each subsequent 90-day period until all such registration defaults have been cured, but in no event shall such rate exceed 0.50% per annum. Following the cure of all registration defaults, the accrual of the additional interest will cease and the interest rate will revert to the original rate.

Exchange Agent

    We have appointed U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a notice of guaranteed delivery to the exchange agent addressed as follows.

By registered or Certified Mail, Overnight Delivery, or Hand Delivery:

U.S. Bank, N.A.
101 East Fifth Street
St. Paul, MN 55101
Attention: Frank P. Leslie
Corporate Trust

By Facsimile:
(651) 229-6415

    Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and Expenses

    We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our and our affiliates' officers and regular employees may make additional solicitations by telegraph, telephone or in person.

    We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

    We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $375,000. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

    We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the private notes pursuant to the exchange offer, then you must pay the amount of these transfer taxes. If you do not submit satisfactory evidence of payment of these taxes or exemption from payment with the letter of transmittal, we will bill the amount of these transfer taxes directly to you.

Consequence of Failures to Exchange

    Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take.

    Private notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those private notes may be resold only:

  •
  to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  •
  in a transaction meeting the requirements of Rule 144 under the Securities Act;

  •
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

  •
  in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

  •
  to us; or

  •
  pursuant to an effective registration statement.

    In each case, the private notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

Accounting Treatment

    For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes.

DESCRIPTION OF NOTES

General

    The exchange notes will be issued pursuant to an indenture among Harrah's Operating, Harrah's Entertainment and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), as trustee. The following summary highlights certain material terms of the exchange notes, which are identical in all material respects to the terms of the private notes, except that the registration rights and related liquidated damages provisions, and the transfer restrictions that apply to the private notes, do not apply to the exchange notes. We urge you to read the indenture because it, and not this description, defines your rights as holders of the exchange notes. As used in this section, the terms "note" and "notes" refer to the exchange notes.

    The notes:

  •
  are senior unsecured Obligations of Harrah's Operating;

  •
  are equal in right of payment to any existing and future senior unsecured Indebtedness of Harrah's Operating; and

  •
  are guaranteed by Harrah's Entertainment.

    The guarantees by Harrah's Entertainment will be:

  •
  senior unsecured Obligations of Harrah's Entertainment; and

  •
  equal in right of payment to any other existing and future senior unsecured Indebtedness of Harrah's Entertainment.

    We may from time to time without notice to, or the consent of, the holders of a series of senior securities, create and issue additional notes, equal in rank to the notes offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes or except for the first payment of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series of notes with the notes offered hereby and have the same terms as to status, redemption or otherwise as the notes offered hereby. In the event that we issue additional senior notes, we will prepare a new offering memorandum or prospectus.

Principal, Maturity and Interest

    Harrah's will issue the notes in fully registered book-entry form only, without coupons in denominations of $1,000 and any integral multiple of $1,000. The notes will mature on June 1, 2007, referred to as the "Maturity Date." Each note will bear interest at the rate of 7.125% from June 14, 2001, or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on June 1 and December 1 of each year (each, an "Interest Payment Date"), commencing December 1, 2001, to the persons in whose names such notes are registered at the close of business on the date fifteen days prior to such Interest Payment Date.

    If any Interest Payment Date, date of redemption (the "Redemption Date") or Maturity Date of any of the notes is not a business day, then payment of principal, premium, if any, and interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such Interest Payment Date, Redemption Date or Maturity Date, as the case may be, to the date payment is made. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The notes will not be entitled to the benefit of any sinking fund.

Optional Redemption

    The notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of notes then outstanding, or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 30 basis points, as calculated by an Independent Investment Banker.

plus, in either of the above cases, accrued and unpaid interest thereon to the Redemption Date.

    "Adjusted Treasury Rate" means, with respect to any Redemption Date:

  •
  the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month); or

  •
  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

    The Adjusted Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities ("Remaining Life").

    "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

    "Reference Treasury Dealer" means:

  •
  each of Salomon Smith Barney and the other initial purchasers and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

  •
  any other Primary Treasury Dealer selected by us.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

    We will mail a notice of redemption at least 30 days but not more than 60 days before the Redemption Date to each holder of notes to be redeemed. If we elect to partially redeem the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

Merger, Consolidation or Sale of Assets

    Neither Harrah's Operating nor Harrah's Entertainment may consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to another corporation, person or entity unless:

  •
  in the case of a merger or consolidation, Harrah's Operating or Harrah's Entertainment, as the case may be, is the surviving person, or

  •
  the successor or transferee is a corporation organized under the laws of any U.S. domestic jurisdiction and expressly assumes, by supplemental indenture, our obligations under the debt securities and the indenture; and

immediately after giving effect to the transaction, no default or Event of Default shall exist under the indenture.

Events of Default

    "Event of Default" means with respect to the notes, any of the following:

  •
  failure to pay principal of any notes when due and payable at maturity, upon redemption or otherwise;

  •
  failure to pay any interest on any notes when due, and such default continues for 30 days;

  •
  default in the performance or breach of any other covenant or warranty of Harrah's Operating or Harrah's Entertainment in the indenture, which default continues uncured for a period of 60 days after Harrah's Operating receives written notice from the trustee or Harrah's Operating and the trustee receive written notice from the holders of at least 25% in principal amount of the outstanding notes as provided in the indenture;

  •
  certain events of bankruptcy, insolvency or reorganization; and

  •
  the acceleration of the maturity of any Indebtedness of Harrah's Operating (other than Non-recourse Indebtedness), at any one time, in an amount in excess of the greater of (1) $25 million and (2) 5% of the Consolidated Net Tangible Assets, if such acceleration is not annulled within 30 days after Harrah's Operating receives written notice from the trustee and the holders of at least 25% in principal amount of the outstanding notes.

    "Non-recourse Indebtedness" means indebtedness with terms providing that the lender's claim for repayment of that indebtedness is limited solely to a claim against the property that secures the indebtedness.

    "Consolidated Net Tangible Assets" means the total amount of assets (including investments in joint ventures) of Harrah's Operating and its subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom:

  •
  all of Harrah's Operating's and its subsidiaries' current liabilities, excluding (1) the current portion of long-term indebtedness, (2) intercompany liabilities and (3) any liabilities which are by their terms renewable or extendable at the option of the obligor to a time more than 12 months from the time as of which the amount thereof is being computed; and

  •
  all goodwill, trade names, trademarks, patents, unamortized debt discount and any other like intangibles, all as set forth on the consolidated balance sheet of Harrah's Operating for the most recently completed fiscal quarter for which financial statements are available and computed in accordance with generally accepted accounting principles.

    If an Event of Default with respect to notes (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may, by a notice as provided in the indenture, declare the unpaid principal amount of, and any accrued and unpaid interest on, all notes to be due and payable immediately. However, at any time after a declaration of acceleration with respect to notes has been made, but before the trustee obtains a judgment or decree based on that acceleration, the holders of a majority in principal amount of the outstanding notes may, under certain circumstances, rescind and annul that acceleration. For information regarding waiver of defaults, see "Modification and Waiver" below.

    The indenture will provide that, subject to the trustee's duty to act with the required standard of care during an Event of Default, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders, unless such holders offer the trustee reasonable security or indemnity. Subject to certain provisions of the indenture, including those entitling the trustee to receive security and indemnification, the holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

    The indenture requires that we furnish annually to the trustee a statement as to our performance of our obligations under the indenture and as to any default in such performance.

Modification and Waiver

    We generally may amend the indenture or the notes with the written consent of the holders of a majority in principal amount of the outstanding notes. The holders of a majority in principal amount of the outstanding notes may also waive our compliance in a particular instance with any provision of the indenture with respect to the notes. We must obtain the consent of each holder of notes affected by a particular amendment or waiver, however, if such amendment or waiver:

  •
  reduces the percentage of the principal amount of notes whose holders must consent to an amendment or waiver;

  •
  reduces the rate of or changes the time for payment of interest, including default interest, on the notes;

  •
  reduces the principal of or premium on, or changes the fixed maturity of, any notes or reduces the amount of, or postpones the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect to any notes;

  •
  reduces the principal amount of discount securities payable upon acceleration of maturity;

  •
  makes the principal of or premium or interest on any notes payable in currency other than that stated in the notes;

  •
  makes any change to provisions of the indenture concerning waivers of defaults or Events of Default by holders or the rights of holders of notes to recover the principal of, premium or interest on those notes; or

  •
  waives a default in the payment of the principal of or interest on any notes, except as otherwise provided in the indenture.

    We may amend the indenture or the notes without notice to or the consent of any holder of a debt security:

  •
  to cure any ambiguity, defect or inconsistency;

  •
  to comply with the indenture's provisions with respect to successor corporations;

  •
  to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

  •
  to provide for certificated or unregistered notes and to make all appropriate changes for such purpose;

  •
  to add to, change or eliminate any of the provisions of the indenture in respect of one of more series of notes, provided, however, that any such addition, change or elimination (A) (1) does not apply to any notes created prior to the execution of such amendment and entitled to the benefit of such provision, and (2) does not modify the rights of a holder of any such notes with respect to such provision, or (B) becomes effective only when there are no outstanding notes created prior to such amendment and entitled to the benefit of such provision;

  •
  to make any change that does not adversely affect in any material respect the interest of any holder of notes; or

  •
  to issue additional notes as permitted by the indenture.

    The holders of a majority in principal amount of the outstanding notes, by notice to the trustee, may waive any existing default or Event of Default and its consequences with respect to the notes other than a default or Event of Default in the payment of the principal of or any interest on any notes; provided, however, that the holders of a majority in principal amount of the outstanding notes may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Additional Covenants Of Harrah's Operating

Limitation on Lien

    Neither Harrah's Operating nor any of its Subsidiaries may issue, assume or guarantee any Indebtedness secured by a Lien upon any Consolidated Property or on any Indebtedness or shares of capital stock of, or other ownership interests in, any Subsidiaries (regardless of whether the Consolidated Property, Indebtedness, capital stock or ownership interests were acquired before or after the date of the Indenture) without effectively providing that the notes shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured, except that this restriction will not apply to:

    (1) Liens existing on the date of original issuance of the notes;

    (2) Liens affecting property of a corporation or other entity existing at the time it becomes a Subsidiary of Harrah's Operating or at the time it is merged into or consolidated with Harrah's Operating or a Subsidiary of Harrah's Operating;

    (3) Liens on property existing at the time of acquisition thereof or to secure Indebtedness incurred prior to, at the time of, or within 24 months after the acquisition for the purpose of financing all or part of the purchase price thereof;

    (4) Liens on any property to secure all or part of the cost of improvements or construction thereon or Indebtedness incurred to provide funds for such purpose in a principal amount not exceeding the cost of such improvements or construction;

    (5) Liens which secure Indebtedness owing by a Subsidiary of Harrah's Operating to Harrah's Operating or to a Subsidiary of Harrah's Operating;

    (6) Liens securing Indebtedness of Harrah's Operating the proceeds of which are used substantially simultaneously with the incurrence of such Indebtedness to retire Funded Debt;

    (7) purchase money security Liens on personal property;

    (8) Liens securing Indebtedness of Harrah's Operating or any of its Subsidiaries the proceeds of which are used within 24 months of the incurrence of such Indebtedness for the cost of the construction and development or improvement of property of Harrah's Operating or any of its Subsidiaries;

    (9) Liens on the stock, partnership or other equity interest of Harrah's Operating or any of its Subsidiaries in any Joint Venture or any such Subsidiary which owns an equity interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and /or advanced solely to such Joint Venture;

    (10) Liens to government entities, including pollution control or industrial revenue bond financing;

    (11) Liens required by any contract or statute in order to permit Harrah's Operating or a Subsidiary of Harrah's Operating to perform any contract or subcontract made by it with or at the request of a governmental entity;

    (12) mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business;

    (13) Liens for taxes or assessments and similar charges;

    (14) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and certain other minor irregularities of title; and

    (15) any extension, renewal, replacement or refinancing of any Indebtedness secured by a Lien permitted by any of the foregoing clauses (1) through (14).

    Notwithstanding the foregoing, Harrah's Operating and any one or more of its Subsidiaries may, without securing the notes, issue, assume or guarantee Indebtedness which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Indebtedness of Harrah's Operating and its Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted by the preceding paragraph) and the aggregate Value of Sale and Lease-Back Transactions (other than those in connection with which Harrah's Operating has voluntarily retired Funded Debt) does not at any one time exceed 15% of Consolidated Net Tangible Assets of Harrah's Operating and its consolidated Subsidiaries.

Limitation on Sale and Lease-Back Transactions

    Neither Harrah's Operating nor any of its Subsidiaries will enter into any Sale and Lease-Back Transaction unless either (1) Harrah's Operating or such Subsidiary would be entitled, pursuant to the above provisions, to incur Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction, secured by a Lien on the property to be leased, without equally and ratably securing the notes or (2) Harrah's Operating within 120 days after the effective date of such Sale and Lease-Back Transaction applies to the voluntary retirement of its Funded Debt an amount equal to the Value of the Sale and Lease-Back Transaction (subject to credits for certain voluntary retirements of Funded Debt).

Guarantee of Notes

    Harrah's Entertainment will irrevocably and unconditionally guarantee, on an unsecured senior basis, the payment of all obligations of Harrah's Operating under the notes. If Harrah's Operating defaults in the payment of the principal of, premium, if any, or interest on such notes when and as the same shall become due, whether upon maturity, acceleration, call for redemption or otherwise, without the necessity of action by the trustee or any holder of such notes, Harrah's Entertainment shall be required promptly and fully to make such payment. The indenture provides for the release of Harrah's Entertainment as guarantor of the notes in certain circumstances, including circumstances in which:

  •
  Harrah's Operating ceases to be a wholly owned subsidiary of Harrah's Entertainment; or

  •
  Harrah's Operating transfers all or substantially all of its assets to, or merges with, another entity in a transaction governed by the "Merger, Consolidation or Sale of Assets" covenant in the indenture, and (1) such transferee entity assumes Harrah's Operating's obligations under the indenture and (2) such transfer or merger otherwise complies with the requirements of such covenant.

    Harrah's Entertainment conducts substantially all of its business through Harrah's Operating and its subsidiaries and does not own any material assets other than the common stock of Harrah's Operating. As such, Harrah's Entertainment is dependent on the receipt of dividends or other payments from Harrah's Operating to make payments on the guarantee of the notes. Our credit facility imposes significant restrictions on Harrah's Operating's ability to pay dividends to Harrah's Entertainment.

Limited Liability of Certain Persons

    None of the past, present or future stockholders, incorporators, employee officers or directors, as such, of Harrah's Operating, Harrah's Entertainment or any of our affiliates or successor corporations shall have any personal liability in respect of our obligations under the indenture or the debt securities by reason of his, her or its status as such stockholder, incorporator, employee officer or director.

Mandatory Disposition Pursuant to Gaming Laws

    Federal, state and local authorities in several jurisdictions regulate extensively our casino entertainment operations. The nature of such regulation is described in detail in "Business and Properties—Governmental Regulation" in the 2000 Form 10-K of Harrah's Entertainment, which we have incorporated by reference herein. The gaming authority of any jurisdiction in which we or any of our subsidiaries conduct or propose to conduct gaming may require that a holder of the notes or the beneficial owner of the notes of a holder be licensed, qualified or found suitable under applicable gaming laws. Under the indenture, each person that holds or acquires beneficial ownership of any of the notes shall be deemed to have agreed, by accepting such notes, that if any such gaming authority requires such person to be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period.

    If a person required to apply or become licensed or qualified or be found suitable fails to do so, we shall have the right, at our election, (1) to require such person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of such election or such earlier date as may be requested or prescribed by such gaming authority or (2) to redeem such notes at a redemption price equal to the lesser of:

  •
  such person's cost, or

  •
  100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of (1) the redemption date or (2) the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority. We will notify the trustee in writing of any such redemption as soon as practicable. We will not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability. Under the indenture, the trustee must report the names of the record holders of the notes to any gaming authority when required by law.

No Protection in the Event of a Change of Control

    The notes do not contain any provisions which may afford holders of the notes protection in the event either Harrah's Operating or Harrah's Entertainment has a change of control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of the notes.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Defeasance and Discharge

    The indenture provides that we may be discharged from any and all obligations in respect of the notes, except for certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events with respect to payments on such notes, to register the transfer or exchange of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold money for payment in trust. We will be so discharged when we:

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  deposit with the trustee money and/or government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay each installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the notes on the dates such payments are due; and

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  deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service (an "IRS Ruling"), in either case to the effect that holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge.

Defeasance of Certain Covenants

    The indenture provides that, unless otherwise provided by the terms of the notes, upon compliance with certain conditions:

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  we may omit to comply with certain restrictive covenants contained in the indenture, and

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  any omission to comply with such obligations will not constitute a default or Event of Default with respect to the notes ("covenant defeasance").

    The conditions require, among others, that we:

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  deposit with the trustee money and/or government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay each installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the notes on the dates such payments are due; and

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  deliver to the trustee an opinion of counsel or an IRS Ruling, in either case to the effect that holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge.

Certain Definitions

    "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control," including, with correlative meanings, the terms "controlled by" and "under common control with," as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.

    "Consolidated Property" means any property of Harrah's Operating or any of its Subsidiaries.

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

    "Funded Debt" means all Indebtedness of Harrah's Operating which (1) matures by its terms on, or is renewable at the option of any obligor thereon to, a date more than one year after the date of original issuance of such Indebtedness and (2) ranks at least pari passu with the notes.

    "Indebtedness" of any person means (1) any indebtedness of such person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by notes, bonds, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property, including any such indebtedness incurred in connection with the acquisition by such person or any of its Subsidiaries of any other business or entity, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles, including for such purpose obligations under capitalized leases, and (2) any guarantee, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse, agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire or to supply or advance funds with respect to, or to become liable with respect to (directly or indirectly) any indebtedness, obligation, liability or dividend of any person, but shall not include indebtedness or amounts owed for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of such person. Notwithstanding anything to the contrary in the foregoing, "Indebtedness" shall not include (1) any contracts providing for the completion of construction or other payment or performance with respect to the construction, maintenance or improvement of, or payment of taxes, revenue share payments or other fees to governmental entities with respect to, property or equipment of Harrah's Operating or its Affiliates or (2) any contracts providing for the obligation to advance funds, property or services on behalf of an Affiliate of Harrah's Operating in order to maintain the financial condition of such Affiliate. For purposes of this definition of Indebtedness, a "capitalized lease" shall be deemed to mean a lease of real or personal property which, in accordance with generally accepted accounting principles, is required to be capitalized, and an Affiliate shall be deemed to include Jazz Holding Company, a Delaware corporation in which Harrah's Operating indirectly owns a minority interest, and each of its Affiliates.

    "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

    "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Harrah's Operating and/or one or more of its Subsidiaries.

    "Lien" means any mortgage, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, security interest, lien (statutory or otherwise), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    "Obligations" means any principal, interest, premium, if any, penalties, fees, indemnifications, reimbursements, damages or other liabilities or amounts payable under the documentation governing or otherwise in respect of any Indebtedness.

    "Sale and Lease-Back Transaction" means any arrangement with a person (other than Harrah's Operating or any of its Subsidiaries), or to which any such person is a party, providing for the leasing to Harrah's Operating or any of its Subsidiaries for a period of more than three years of any Consolidated Property which has been or is to be sold or transferred by Harrah's Operating or any of its Subsidiaries to such person or to any other person (other than Harrah's Operating of any of its Subsidiaries), to which funds have been or are to be advanced by such person on the security of the leased property.

    "Stated Maturity" means, when used with respect to any security or any installment of principal thereof or interest thereon, the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable.

    "Subsidiary" of any specified person means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such person, or by one or more other Subsidiaries, or by such person and one or more other Subsidiaries.

    "Value" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds of the sale or transfer of property leased pursuant to such Sale and Lease-Back Transaction or (2) the fair value, in the opinion of Harrah's Operating's Board of Directors as evidenced by a board resolution, of such property at the time of entering into such Sale and Lease-Back Transaction.

Book-Entry, Delivery and Form

    The notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the trustee as custodian for, and registered in the name of a nominee of, DTC.

    Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

    So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or that nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture and the notes. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream Banking.

    Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, the Depository Trust Company will exchange the applicable global note for certificated notes, which it will distribute to its participants.

    We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Indirect access to DTC system is available to others such as banks, brokers, dealers and trust companies and certain other organizations that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

    Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

    If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days, we will issue certificated notes in exchange for the global notes. Holders of an interest in a global note may receive certificated notes in accordance with DTC's rules and procedures in addition to those provided for under the indenture.

Same Day Settlement and Payment

    We will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and liquidated damages, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. We will make all payments of principal, interest and premium and liquidated damages, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to that holder's registered address. The notes represented by the global notes are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

    Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any crediting of this type will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

The Trustee

    The trustee under the indenture is U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.).

Governing Law

    The indenture and the notes will be governed by, and construed in accordance with, the internal laws of the state of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is a summary of the material United States federal income tax consequences relevant to the exchange of private notes for exchange notes, and the ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction. If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your own tax advisors. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as "capital assets" within the meaning of Section 1221 of the Code.

    As used herein, "United States Holder" means a beneficial owner of the notes who or that is:

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  a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

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  a corporation, partnership or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

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  an estate, the income of which is subject to United States federal income tax regardless of its source; or

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  a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust was in existence on August 20, 1996 and has validly elected to continue to be treated as a United States person.

    We have not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

    Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

United States Holders

Exchange of Notes Pursuant to Exchange Offer

    The exchange of private notes for exchange notes should not constitute a taxable exchange. As a result, (1) a United States Holder should not recognize a taxable gain or loss as a result of exchanging such holder's notes; (2) the holding period of the notes received should include the holding period of the notes exchanged therefor; and (3) the adjusted tax basis of the notes received should be the same as the adjusted tax basis of the notes exchanged therefor immediately before such exchange.

Interest

    Payments of stated interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder's method of accounting for United States federal income tax purposes.

Market Discount

    The market discount rules discussed below apply to any note purchased after original issue at a price less than its stated redemption price at maturity.

    If a United States Holder purchases a note at a market discount, such holder generally will be required to treat any principal payments on, or any gain on the disposition of, such note as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. In general, subject to a de minimis exception, market discount is the amount by which the note's stated redemption price at maturity exceeds the holder's basis in the note immediately after the note is acquired. A note is not treated as purchased at a market discount, however, if the market discount is less than 0.25 percent of the stated redemption price at maturity of the note multiplied by the number of complete years to maturity from the date when you acquired the note. Market discount on a note will accrue on a straight-line basis, unless a holder elects to accrue such discount on a constant yield to maturity basis. This election is irrevocable. A United States Holder may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a United States Holder acquires a note at a market discount and disposes of such note in any non-taxable transaction (other than a nonrecognition transaction defined in section 1276(c) of the Code), accrued market discount will be includable as ordinary income to such holder as if such holder had sold the note at its fair market value. A United States Holder may be required to defer until the maturity of the note or, in certain circumstances, its earlier disposition the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless an election to include the market discount in income on a current basis is made.

Amortizable Bond Premium

    If a United States Holder purchases a note for an amount in excess of its stated redemption price at maturity, such holder will generally be considered to have purchased the note with "amortizable bond premium." The amount of amortizable bond premium is computed based on the redemption price on an earlier call date if such computation results in a smaller amortizable bond premium attributable to the period of such earlier call date. A United States Holder generally may elect to amortize such premium using the constant yield to maturity method. The amount amortized in any year will generally be treated as a reduction of your interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent that a holder's prior interest inclusions exceed bond premium deductions on the note. If a United States Holder does not make such an election, the premium on a note will decrease the gain or increase the loss otherwise recognized on the sale, redemption, retirement or other disposition of the note. The election to amortize the premium on a constant yield to maturity method, once made, generally applies to all bonds held or subsequently acquired by a United States Holder on or after the first day of the first taxable year to which the election applies. A United States Holder may not revoke this election without the consent of the IRS.

Sale or Other Taxable Disposition of the Notes

    A United States Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income) and the United States Holder's adjusted tax basis in the note. A United States Holder's adjusted tax basis in a note generally will be the United States Holder's cost therefor, plus market discount previously included in income, if any, less any previous bond premium deductions and any principal payments received by such holder. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Backup Withholding and Information Regarding

    A United States Holder may be subject to a backup withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes before maturity. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. Payments made in respect of a note must be reported to the IRS, unless you are an exempt recipient or otherwise establish an exemption from information reporting. A United States Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

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  fails to furnish its taxpayer identification number ("TIN"), which, for an individual, is ordinarily his or her social security number;

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  furnishes an incorrect TIN;

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  is notified by the IRS that it has failed to properly report payments of interest or dividends; or

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  fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

    United States Holders should consult their own tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and any amount withheld is allowable as a refund or credit against a United States Holder's federal income tax liability as long as certain information is provided to the IRS.

Non-United States Holders

    A non-United States Holder is a beneficial owner of the notes who is not a United States Holder.

Exchange of Notes Pursuant to Exchange Offer

    The material federal income tax consequences to a non-United States Holder of an exchange of private notes for exchange notes will be the same as those described for United States Holders under "—United States Holders—Exchange of Notes Pursuant to Exchange Offer."

Interest

    Interest paid to a non-United States Holder will not be subject to United States federal withholding tax provided that:

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  such holder does not directly or indirectly, actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

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  such holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received the notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

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  either (1) the non-United States Holder certifies to us or our paying agent, under penalties of perjury, that it is not a "United States person" within the meaning of the Code and provides certain required information, or (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-United States Holder, has received such certification from the non-United States Holder and provides us or our paying agent with a copy of this statement.

    The certification requirement described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its United States taxpayer identification number. The applicable regulations generally also require, in the case of a note held by a foreign partnership, that:

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  the certification described above be provided by the partners and

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  the partnership provide certain information, including, under certain circumstances, a United States taxpayer identification number.

Further, a look-through rule will apply in the case of tiered partnerships. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS, and such intermediaries generally are not required to forward any certification forms received from you. Prospective investors should consult their own tax advisors regarding the certification requirements for non-United States persons.

    Interest on notes not excluded from United States withholding tax as described above generally will be subject to United States withholding tax at a 30% rate, except where an applicable United States income tax treaty provides for the reduction or elimination of such withholding tax (and you provide the appropriate certification) or if, as described more fully below, interest on the notes is effectively connected with your conduct of a trade or business in the United States.

Sale or Other Disposition of the Notes

    A non-United States Holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

Income or Gain Effectively Connected With a United States Trade or Business

    If interest or gain from a disposition of the notes is effectively connected with a non-United States Holder's conduct of a United States trade or business or, if an income tax treaty applies, and the non-United States Holder maintains a United States "permanent establishment" to which the interest or gain is generally attributable, the non-United States Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30%

of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

    Backup withholding and information reporting will generally not apply to payments made by us or our paying agents, in their capacities as such, to a non-United States Holder if the holder has provided the required certification that it is not a United States person as described above, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person. Payments of the proceeds from a disposition by a non-United States Holder of a note made to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding, except that information reporting may apply to those payments if the broker has a certain type of relationship to the United States. Payment of the proceeds from a disposition by a non-United States Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the beneficial owner appropriately certifies as to its foreign status or otherwise establishes an exemption from information reporting and backup withholding.

    Non-United States Holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a refund or a credit against the holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

    THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

    Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale, offer to resell or other transfers of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

    We will not receive any proceeds from any sale of exchange notes by brokers-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the private notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the private notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

    By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using this prospectus in connection with the sales or transfer of the exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

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  makes any statement in this prospectus untrue in any material respect;

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  requires the making of any changes in this prospectus to make the statements in this prospectus not misleading; or

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  may impose upon us disclosure obligations that may have a material adverse effect on us,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of this prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to this prospectus to the broker-dealer.

LEGAL MATTERS

    Latham & Watkins, Los Angeles, California, will issue an opinion about certain legal matters with respect to the notes for Harrah's.

EXPERTS

    The audited financial statements of Harrah's Entertainment, Inc., appearing in Harrah's Entertainment's Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of such firm as experts in giving said reports.

    The consolidated financial statements of JCC Holding Company and subsidiaries incorporated in this prospectus by reference from Harrah's Entertainment, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the accounting for the confirmed plan of reorganization in 1998 and an emphasis paragraph relating to the confirmed plan of reorganization which became effective on March 29, 2001), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements, and other documents with the SEC under the Securities Exchange Act of 1934. Our SEC filings are available to the public at the SEC's website at http:/ /www.sec.gov. You may also read and copy any document we file at the SEC public reference facility located at:

Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
202-942-7040

    You may obtain information regarding the operation of the public reference room by calling the SEC at 1-800-SEC-0330 (1-800-732-0330).

    In addition, because our common stock is listed on the New York Stock Exchange, you may read our reports, proxy statements, and other documents at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    As long as any of the notes remain outstanding, during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act, we will furnish you, as a holder of the notes, the following:

  •
  all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K;

  •
  a report with respect to annual information by our independent public accountants; and

  •
  all reports that would be required to be filed with the SEC on Form 8-K.

    As long as any of the notes remain outstanding and during any period in which we are subject to Section 13 or 15(d) of the Exchange Act, we will provide holder of the notes, security analysts and prospective purchasers with the information required by Rule 144A(d)(4) under the Securities Act at their request.

DOCUMENTS INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" the information Harrah's Entertainment files with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or replaces that statement. We incorporate by reference the documents of Harrah's Entertainment listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, and June 30, 2001;

  •
  Annual Report on Form 10-K for the year ended December 31, 2000; and

  •
  Current Reports on Form 8-K dated April 3, 2001, April 18, 2001, April 24, 2001, April 25, 2001, May 30, 2001, June 11, 2001, June 12, 2001, July 6, 2001, July 18, 2001, July 20, 2001, July 27, 2001, July 31, 2001, August 2, 2001 and August 30, 2001.

    You may request a free copy of these filings by writing or telephoning us at the following address:

Attention: Corporate Secretary
Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, Nevada 89119
(702) 407-6000

HARRAH'S OPERATING COMPANY, INC.

Offer to Exchange up to $500,000,000 of its

7.125% Senior Notes due 2007

Which Have Been Registered Under the Securities Act,

for up to $500,000,000 of its Outstanding

7.125% Senior Notes due 2007

PROSPECTUS

August 31, 2001

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
MARKET DATA
SUMMARY
THE COMPANY
THE EXCHANGE OFFER
THE EXCHANGE NOTES
RISK FACTORS
USE OF PROCEEDS
RECENT DEVELOPMENTS
CAPITALIZATION
SELECTED FINANCIAL DATA
REGULATION AND LICENSING
THE EXCHANGE OFFER
DESCRIPTION OF NOTES
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
HARRAH'S OPERATING COMPANY, INC.